SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

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April 12, 2013

Via EDGAR and Hand Delivery

Correspondence Relating to Registration Statement

Ms Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	QIWI plc
Registration Statement on Form F-1 filed on March 27, 2013.
File No. 333-187579

Dear Ms. Ransom:

On behalf of our client, QIWI plc (the “Company” or “QIWI” ), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-1, File No. 333-187579, filed with the Commission on March 27, 2013 (the “F-1 Registration Statement”).

Concurrently with the submission of this response letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No.1 to the F-1 Registration Statement (the “Amendment No. 1”). For the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the Registration Statement since the filing of the F-1 Registration Statement.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given to them in the F-1 Registration Statement. Unless otherwise stated, page references in the text of this letter correspond to pages and captions in the F-1 Registration Statement.

QIWI plc

Response Letter to SEC Comments

April 12, 2013

Risk Factors, page 14

As a foreign private issuer whose ADSs are listed on NASDAQ …, page 28

1.	We note your response to comment 1 in our letter dated March 4, 2013. Please also state in this risk factor that you have elected to follow Cypriot corporate governance practice with respect to the composition of your board of directors which, unlike the applicable Nasdaq rule, does not require that a majority of your directors be independent. In this regard, we note your statement under “Appointment of Directors” on page 125.

Response:

In response to the Staff’s comment, the Company the Company has revised the disclosure accordingly. Please see page 28 of the Amendment No. 1.

Adverse financial measures may be adopted in Cyrus in connection with its bailout, page 42

2.	Please continue to update your registration statement to reflect the current economic and financial situation in Cyprus and the way in which you may be affected by the current financial situation, including the Cyprus Economic Adjustment Program.

Response:

In response to the Staff’s comment, the Company the Company has revised the disclosure accordingly and continue to update as necessary. Please see page 42 of the Amendment No. 1.

Taxation, page 142

Certain Cypriot Tax Considerations, page 142

3.	We note that Antis Triantafyllides & Sons LLC has proved a tax opinion as to matters of Cypriot tax law. Accordingly, please state in this section that the disclosure in this section of the prospectus is the opinion of Antis Triantafyllides & Sons LLC and revise this section to clearly identify and articulate the opinion being rendered. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website. Please also revise the heading of this section to refer to material, rather than certain, Cypriot tax considerations. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, the Company the Company has revised the disclosure accordingly. Please see page 142 of the Amendment No. 1.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.	Please have your independent accountant revise the introductory paragraph to refer to the consolidated statements of financial position as of December 31, 2010 and 2011. Please also have your independent accountant revise the opinion paragraph to render an opinion on the consolidated statements of financial position as of December 31, 2010 and 2011.

QIWI plc

Response Letter to SEC Comments

April 12, 2013

Response:

In response to the Staff’s comment, the Company the Company has revised the disclosure accordingly. Please see page F-1 of the Amendment No. 1.

Consolidated cash flow statement, page F-4

5.	Please tell us the items and their amounts included in the interest expense/(income), net line item under adjustments to reconcile profit before income tax to net cash flows generated from operating activities for each year presented. In doing so, please reconcile the amounts to the amounts of interest income and expense presented in the consolidated statement of comprehensive income and disclosed in footnote 23.

Response:

In response to the Staff’s comment, the reference to Note 23 has been added to the consolidated financial statements. Please see page F-4 of the Amendment No. 1. Note 23, on page F-74, has also been amended to include the following information to clarify the reconciliation of “Interest expense (income), net” in the cash flow statement with the Note 23 and interest income and expense reported elsewhere in the statement of comprehensive income:

“For the purposes of consolidated cash flow statement, “Interest expense (income), net” consists of the following:

	December 31,
	2010	2011	2012
Interest income classified as part of revenue	(57,488)	(136,607)	(234,121)
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(5,393)	(6,146)	(25,510)
Interest expense	2,145	4,064	7,520
Interest expense (income), net from discontinued operations	2,935	8,043	8,621

Interest expense (income), net, for the purposes of consolidated cash flow statement	(57,801)	(130,646)	(243,490)

The totals in the above table are slightly higher than the respective reconciling items in the operating cash flows section of the consolidated cash flow statement by 1 thousand RUB, 3,248 thousand RUB and 122 thousand RUB for the years ended December 31, 2010, 2011 and 2012, respectively. The consolidated cash flow statement has been amended respectively.

QIWI plc

Response Letter to SEC Comments

April 12, 2013

Notes to consolidated financial statements, page F-9

4. Significant accounting judgments, estimates and assumptions, page F-34

Share-based payments, page F-37

6.	We note that the fair value of the underlying shares was estimated based on valuations of your common stock utilizing the income approach (discounted cash flow) and the market approach (market multiples). Please tell us how you weighted each approach used in your valuation (i.e., discounted cash flow and market multiples). Please also tell us what factors you considered in determining these weightings and how you determined such weightings were appropriate.

Response:

The Company respectfully informs the Staff that the income approach (discounted cash flows, or DCF) was used as the primary method of valuation, while market approach was used only to assess the reasonability of the DCF valuation. The Company has disclosed this fact on page 80 of the Registration Statement (“DCF was used as the primary method and the guideline publicly traded company approach was used to determine if the DCF valuation was in the range of reasonable values for December 2012 option awards.”) The rapid development of payment processing segment has resulted in highly volatile market quotes, which has translated into a wide range of possible market multiples. Furthermore, differences in local economic conditions, Company business models, and other variables make the direct application of the market approach difficult. Thus, the market approach was only applied to form a range of market multiples, derived from the market prices of the stocks of comparable companies. This range was then compared to the results derived from income approach in order to verify its reasonableness.

7.	We note your disclosure on page 80 that you utilize an analysis of publicly traded companies when applying the market approach. Please tell us the names of the publicly traded comparable companies, their enterprise values to earnings, market prices and earnings and revenue multiples used in each of your valuation analyses for stock option grants during fiscal 2012 and subsequent thereto. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of common stock underlying the stock options. In addition, please confirm if the same set of comparable publicly traded companies was used in estimating expected volatility.

Response:

The list of companies and related market multiples is provided in the table below. It analyzes the group of companies with cumulative average grow rates (CAGR), and resulting multiples of equity value (EV) to sales, to earnings before interest, taxes, depreciation and amortization (EBITDA), and to earnings (P/E). In determining the acceptable ranges, we and our independent third party appraiser considered P/E as the most important multiple for companies in our industry.

QIWI plc

Response Letter to SEC Comments

April 12, 2013

Portal	EV/ Sales		CAGR Sales 2012/2014	EV/ EBIT DA		CAGR EBITDA 2012/2014	P/E		CAGR Earnings 2012/2014
VISA INC-CLASS A SHARES	9.0	x	10%	14.3	x	11%	24.2	x	16%
AMERICAN EXPRESS CO	3.0	x	3%	8.1	x	n/a	14.0	x	12%
DISCOVER FINANCIAL SERVICES	4.0	x	-3%	5.8	x	n/a	8.8	x	n/a
MASTERCARD INC-CLASS A	7.6	x	12%	13.4	x	15%	23.7	x	17%
FIDELITY NATIONAL INFORMATION	2.5	x	5%	8.2	x	6%	19.9	x	11%
FISERV INC	3.0	x	7%	9.5	x	10%	18.1	x	10%
GLOBAL PAYMENTS INC	1.6	x	6%	7.7	x	5%	15.6	x	10%
WEX INC	4.7	x	16 ^	9.9	x	15%	26.8	x	12%
EURONET WORLDWIDE INC	1.0	x	9%	8.7	x	11%	27.9	x	14%
TOTAL SYSTEM SERVICES INC	2.2	x	6%	7.7	c	8%	18.0	x	n/a
NET 1 UEPS TECHNOLOGIES INC	0.7	x	6%	4.6	x	28%	12.8	x	10%
WESTERN UNION CO	1.8	x	0%	6.6	x	-3%	8.1	x	12%
HEARTLAND PAYMENT SYSTEMS INC	0.6	x	0%	6.7	x	-32%	18.4	x	n/a
VANTIV INC – CLA	3.4	x	-16%	16.0	x	24%	87.0	x	8%
WIRECARD AG	4.8	x	14%	17.0	x	12%	28.2	x	19%
Minimum	0.6	x	-16%	4.6	x	-32%	8.1	x	8%
Maximum	9.0	x	16%	17.0	x	28%	87.0	x	19%
Average	3.3	x	5%	9.6	x	9%	23.4	x	13%
Median	3.0	x	6%	8.2	x	11%	18.4	x	12%
Qiwi (DCF results)	6.5	x	18%	14.1	x	12%	20.3	x	11%

With respect to the effect of these multiples on the valuation of the shares underlying options, please see our response to Item 6, where we explain that the income approach was only used to form a range of values to assess the reasonableness of the results of the DCF valuation. We also confirm that the set of comparable publicly traded companies was used in estimating expected volatility, except for Visa Inc., Discover Financial Services, Western Union Co., and Vantiv, Inc., because the respective trading periods did not correspond with the expected term of the ESOP due to the short time that those companies had been public.

8.	Please disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value of your common stock determined as of the date of your option grants during the past year. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Response:

The Company acknowledges the Staff’s comment and notes for the Staff that it has provided supplementally, in accordance with Rule 418 of the Securities Act of 1933, the Company’s response to the Staff’s comment in a letter to the Staff dated April 12, 2013.

Exhibit Index

Exhibit 8.1 – Form of Opinion of Antis Triantafyllides & Sons LLC

9.	Please have counsel revise the second paragraph under “Opinion” to state that the disclosure in the prospectus is counsel’s opinion. It is not sufficient to state that the disclosure is “correct in all material respects.” Please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

QIWI plc

Response Letter to SEC Comments

April 12, 2013

10.	Please have counsel delete as inappropriate the Qualifications set forth in paragraphs (b) and (c) on page 2 of the opinion.

11.	We note counsel’s statement that the opinion is “for the benefit of the addressees and may not be relied upon or communicated to a third party, without [counsel’s] express consent.” Please note that investors are entitled to rely on counsel’s opinion and ask counsel to revise this statement accordingly, or ensure that prospective investors are included among the addressees of the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19.

12.	Please have counsel revise the opinion to consent to the prospectus discussion of counsel’s opinion, the reproduction of the opinion as an exhibit, and to being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comments 9 through 12 above, Cypriot counsel to the Company has revised its opinion accordingly. Please see Exhibit 8.1 of the Amendment No. 1.

13.	Please revise your signatures to identify and include the signature of your controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form F-1.

Response:

In response to the Staff’s comment, the Company the Company has revised the disclosure accordingly. Please see page II-3 of the Amendment No. 1.

*    *    *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QIWI plc

Response Letter to SEC Comments

April 12, 2013

Should the Staff have any questions or comments, please contact me on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi
Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Yolanda Guobadia

Bill Thomson

Lisa Kohl

Dietrich King

QIWI plc

Sergey Solonin

Alexander Karavaev